SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(b)

LuxUrban Hotels Inc.
(Name of Issuer)

Common Stock, $0.00001 par value per share
(Title of Class of Securities)

21985R 105
(CUSIP Number)

December 31, 2022
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Edward Rogers
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION United States
Number of Shares Beneficially Owned By Each Reporting Person With	5	SOLE VOTING POWER 1,586,300 Shares
	6	SHARED VOTING POWER 0 Shares
	7	SOLE DISPOSITIVE POWER 1,586,300 Shares
	8	SHARED DISPOSITIVE POWER 0 Shares
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,586,300 Shares
10		CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.5% (1)
12		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1)	Based on 28,591,918 shares of the Issuer’s Common Stock outstanding as of February 2, 2023.

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) EBOL Holdings LLC (2)
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION United States (Delaware)
Number of Shares Beneficially Owned By Each Reporting Person With	5	SOLE VOTING POWER 1,586,300 Shares
	6	SHARED VOTING POWER 0 Shares
	7	SOLE DISPOSITIVE POWER 1,586,300 Shares
	8	SHARED DISPOSITIVE POWER 0 Shares
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,586,300 Shares (3)
10		CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.5%
12		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

(2)	EBOL Holdings LLC is a limited liability company formed in Delaware and is wholly owned and operated by Edward Rogers.
(3)	Edward Rogers owns and controls EBOL Holdings LLC, and, as such, may be deemed to beneficially own such shares. Edward Rogers has sole voting and dispositive power over such shares.

Item 1(a).	Name of Issuer:

LuxUrban Hotels Inc., which is referred to herein as the “Issuer.”

Item 1(b).	Address of Issuer’s Principal Executive Offices:

The address of the principal executive officers of the Issuer is:

2125 Biscayne Blvd. Suite 253

Miami, Florida 33137

Item 2(a).	Name of Person Filing:

The reporting persons are Edward Rogers and EBOL Holdings LLC, an entity owned and controlled by Edward Rogers.

Item 2(b).	Address of Principal Business Office or, if None, Residence:

The address of the principal business office of the Reporting Persons is:

EBOL Holdings LLC

86 Bluebird Trail

Falmouth, ME 04105

Item 2(c).	Citizenship:

Edward Rogers is a citizen of the United States of America.

EBOL Holdings LLC was formed under the laws of the state of Delaware.

Item 2(d).	Title of Class of Securities:

Common stock, par value $0.00001 per share, of the Issuer

Item 2(e).	CUSIP Number:

21985R 105

Item 3.	If This Statement is Filed Pursuant to Rules 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Exchange Act;

(b)	☐	Bank as defined in Section 3(a)(6) of the Exchange Act;

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Exchange Act;

(d)	☐	Investment company registered under Section 8 of the Investment Company Act;

(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(ii)(G)

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

(j)	☐	A non-U.S. institution, in accordance with Rule 13d-1(b)(1)(ii)(J).

(k)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J), please specify the type of institution: __________________

Item 4.	Ownership.

(a)	Amount Beneficially Owned: 1,586,300 shares of Common Stock.

(b)	Percent of Class: 5.5% based on 28,591,918 shares of the Issuer’s common stock outstanding, as reported on February 2, 2023.

(c)	Number of shares as to which the person has

(i)	Sole power to vote or direct the vote: 1,586,300

(ii)	Shared power to vote or direct the vote: 0

(iii)	Sole power to dispose or direct the disposition: 1,586,300

(iv)	Shared power to dispose or direct the disposition: 0

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

None.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

None.

Item 8.	Identification and Classification of Members of the Group.

None.

Item 9.	Notice of Dissolution of Group.

None.

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2023

EBOL Holdings LLC

By:	/s/Edward Rogers
	Name:	Edward Rogers
	Title:	President and CEO

/s/ Edward Rogers
Edward Rogers